INVEST IN **REVIVAL TEA**

Leading the Revival For Tea in the U.S.


REVIVAL TEA CO.

revivalteacompany.com Spokane, WA

Food & Beverage
Consumer Goods
Retail
Brick & Mortar

Highlights

1. Revenue growth of 91 % Year over Year with record high revenue being hit each year
2. Run rate of $1.3MM in revenue trailing twelve months
3. Forecasted Revenue of $1.8MM for 2024 (Projections Not Guaranteed)
4. Three brick and mortar locations with a 4th location coming in the next 1-2 years
5. Planned franchise model with goal to open 50 franchise locations over the next 10 years
6. Founder with extensive background in variety of industries including finance, sales, and operations
7. Transitioned to co-manufacturing partners to help company scale and focus on other revenue streams

8. Tea manufacturing and wholesale is a $13B industry and growing

Featured Investors



Chip Overstreet
Syndicate Lead

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Invested $30,000

Chip Overstreet, a seasoned executive and startup CEO from Spokane, WA, boasts a successful career leading three startups and raising over $40 million in venture capital.

"Much like craft beer, craft tea is experiencing a surge in popularity as consumers seek out unique, high-quality products with distinct flavors and artisanal craftsmanship. Just as craft beer revolutionized the beer industry, craft tea is poised to disrupt the traditional tea market by offering premium blends. Revival Tea Company has all the elements necessary to be disruptive brand: * First and foremost, distinct, delicious teas – when customers try their first cup of Revival Tea, they imm..."

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Cowles Ventures

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Invested $225,000

Cowles Ventures is the venture capital arm of Cowles Company, a diversified media and investment company based in Spokane, Washington. They focus on investing in small, high-growth potential companies and growth funds primarily in the western US. cowlescompany.com

Skye Henderson, Investment Manager

"Cowles Ventures invested in Revival Tea for three reasons; the founder, the...

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Our Founder



Drew Henry CEO

-Rising Star Spokane Journal Of Business Class of 2022 Rising Stars -Best B2C Company Ignite Northwest 2024 Ignite 25+5 -Honorary Commander 141st Airborne Ops Group Fairchild Air Force Base

Leading the Revival For Tea in the U.S.


THE ORIGIN STORY
REVIVAL
TEA COMPANY

In 2018 in the heart of Spokane Washington, a new aroma began to weave its way through the streets—a scent filled with promise, innovation, and the dawn of a new era in America's tea culture.

Founder and CEO, Drew Henry, was set on opening a whiskey distillery, inspired by a heritage of distilling in Northern Ireland. Having been raised around tea, he found himself consuming up to six cups of tea daily; a stark contrast to the glass of whiskey he drank once or twice a week. It dawned on him that the market for whiskey was already being fulfilled by Craft Distilleries, including in his hometown of Spokane, WA. However, tea, the third most consumed beverage in the United States behind water and coffee, was being overlooked because it was boring, tired, and generally not considered cool by today's consumer. So in the eleventh hour before bringing the distillery dream to reality, Drew and his wife Cerina pivoted and decided to revive the tea industry—bringing the craft movement seen in coffee, beer, and whiskey to the world of tea. A mission that would become the pillar of Revival Tea.


REVIVAL TEA CO.

Henry inside of Revival Tea Company's 'Speakeasy Tasting Room'

There are only 233 tea manufacturers in the United States, yet over 3,000 coffee manufacturers and 9,000 craft breweries. Total tea sales in the US last year eclipsed $13B. While gaining traction on the $71B coffee industry – it is a massive, untapped market.


TEA AND COFFEE MARKET SIZE
REVIVAL
TEA INDUSTRY
COFFEE INDUSTRY


MANUFACTURERS: 233
MARKET SIZE: $13B
MANUFACTURERS: 3,000
MARKET SIZE: $71B

Source: https://www.statista.com/statistics/258565/us-wholesale-tea-sales-by-market-segment/

Although coffee remains #1, more and more consumers are gravitating to less caffeine, less crash and a larger range of flavors.


GROWTH OF TEA INDUSTRY
REVIVAL TEA COMPANY
7-8 % ANNUAL GROWTH
SALES (IN BILLIONS)
15
12.5
10
7.5
5
YEARS
2014
2018
2022


OUR RETAIL ADVENTURE BEGINS
REVIVAL TEA COMPANY

Drew and Cerina started their journey into tea in their home kitchen; getting off work for the day and coming home to blend late into the night. After a successful Kickstarter, they shipped their Fresh Crafted Spiced Chai to 24 countries and every state within the first 60 days of operations. At the time they would blend their teas in an FDA approved commissary kitchen they shared with food truck vendors.





Drew and Cerina Henry blending their first batch of the now famous Fresh Crafted Spiced Chai circa 2018.

They then started bringing their craft teas to local farmers markets where word spread and demand quickly grew. It became glaringly obvious that demand was strong, and that there was a need for a storefront. A third space, where people could gather and enjoy tea. Revival aims to be the "Starbucks of Tea" bringing its warm, inviting tasting rooms to customers around the world.

THREE RETAIL STORES AND EYEING EXPANSION

The first Revival Tea Company tasting room opened in Downtown Spokane in February of 2020. Business was so good that there was a need to expand the team just to keep up. But then, as we all know, the world came to a halt when COVID hit. Like any business, they were left looking for ways to pivot and keep the momentum going. The best shift was to focus on Revival's online platform and grow wholesale partnerships in grocery and drive thru chains.


DURKIN'S
ANHEUSER
BUSCH



Our 1st Location - Photograph of the original location (speakeasy) from the 1930's in Spokane, WA


REVIVAL
TEA COMPANY
REVIVAL
TEA COMPANY
OPEN
TASTING ROOM
&
RETAIL SHOP
7 DAYS A WEEK
9:00AM-6:00PM

Present Day location for 1st Revival Tea Retail Store


REVIVAL



Inside View of Revival Tea's first retail store and tasting room - underground location

At the end of 2021, on the other side of the pandemic, with growth gained from their previous strategic moves, Revival needed a larger space to blend, package and ship their products. The current production facility was born out of this need and it was 2 more years of building out the business and scaling out the production facility.


REVIVAL TEA COMPANY

Revival Tea Company Headquarters in downtown Spokane, WA

During that time Revival nearly doubled its business every year. From 2022-2023 there was massive growth, including adding new product offerings and two more locations. The Boba Bar had been a serendipitous opportunity; Revival had already launched boba in their downstairs tasting room and had started to see the demand rise in boba products. During this time the ice cream shop directly

upstairs was moving their operations back to their home state of Montana and offered Revival their lease. It was then that Revival was able to take over the upstairs space, make small modifications and truly test out their boba concept on a larger scale. It was a huge success with menu offerings that would eventually become the company's best selling drinks.



REVIVAL TEA TIMELINE AND MILESTONES
REVIVAL TEA COMPANY
2018
REVIVAL TEA FOUNDED, KICKSTARTER CAMPAIGN LAUNCHED.
DREW HENRY DECIDES TO GO INTO TEA INDUSTRY, INSPIRED BY DISTILLING FAMILY HERITAGE
2019
BEGAN SELLING IN FARMER'S MARKETS AND WHOLESALE
2020
OPENED FIRST TASTING ROOM, PIVOT ATTENTION TO WHOLESALE AND E-COMMERCE DURING COVID
2021
REVIVAL TEA MOVES INTO A LARGER PRODUCTION SPACE ACROSS TOWN DEDICATED TO PACKING AND SHIPPING DUE TO INCREASED WHOLESALE DEMANDS
2022
TOOK OVER OTHER BUSINESS UPSTAIRS FROM THE 1ST LOCATION AND CONVERTED INTO BOBA BAR FOR PLANNED OPENING IN 2023
2023
OPENED THIRD LOCATION IN COEUR D'ALENE IDAHO, COMBINING TASTING ROOM, RETAIL, AND BOBA ALL IN ONE LOCATION WHILE TESTING A NEW MARKET
2024
TRANSITION TO CO-PACKING PRODUCTS TO INCREASE QUALITY AND CONSISTENCY ACROSS THE BOARD WHILE LOWERING OPERATIONAL COSTS. ALSO ALLOWS TEAM TO FOCUS MORE ON RETAIL, ONLINE, AND FRANCHISE GOALS
2026 (PROJECTED)
OPENING OF WARM MARKET RETAIL SPACE CONCEPT WITH BUILT-IN DRIVE THROUGH MODEL. THIS WILL BE THE STANDARD SET FOR ALL FRANCHISEE LOCATIONS AS WELL

The third location was another tasting room in the resort town of Coeur d'Alene Idaho. This location would test another market and a combined storefront with the tasting room, retail and boba all in one location.



REVIVAL TEA COMPANY
STE 101
TASTING ROOM
& RETAIL SHOP



Our third location in Coeur d' Alene, ID

OUR SELECTION OF TEAS


REVIVAL TEA COMPANY
TROPICAL GREEN
EARL GREY
BLUE TEA
FRESH CRAFTED SPICED CHAI
WILD BERRY HIBISCUS

A SOLID ADVISORY TEAM AROUND THE CEO

A company is only as strong as the team behind it, and we are proud that we have brought on a truly robust group of advisors:


BOARD OF ADVISORS FOR REVIVAL TEA
CHIP OVERSTREET
CEO OF SPICEOLOGY, GREW THEM FROM $3M TO $18M IN 4 YEARS
KEVIN PARKER
EARLY FRANCHISEE IN SUCCESSFUL CHAIN, 'DUTCH BROS.' ONE OF THE MOST SUCCESSFUL FRANCHISEES FOR DUTCH BROS.
JAMES MACKNESS
FOUNDER OF CO-PACKER MOTOVOTONO AND A SEASONED TEA MANUFACTURER
SKYE HENDERSON
PARTNER AT COWLES VENTURE, ADVISES ON VENTURE CAPITAL AND STRATEGIC INVESTMENT FOR COMPANY

Chip Overstreet - a long-time software executive turned CEO of Spiceology, growing the business from $3M to $18M in his 4 years at the helm, Chip has a proven track record of building and scaling successful businesses. Chip's

expertise lies in branding, marketing, business development, and fundraising.

Kevin Parker - an early franchisee in Dutch Bros, a renowned and fast growing coffee chain, Kevin understands the intricacies of building a successful retail beverage brand and has a keen eye for market trends and consumer preferences.

James Mackness - The Founder of Co-Packer Motovotono and a seasoned tea manufacturer, plays a vital role in ensuring the quality and consistency of Revival Tea Company's products. With extensive knowledge of tea production processes and a commitment to excellence, James oversees the quality control and manufacturing of Revival Tea's blends.

Skye Henderson - Cowles Ventures: Skye Henderson's expertise in venture capital and strategic investment adds depth to the advisory team at Revival Tea Company. As a partner at Cowles Ventures, his insights into market dynamics, fundraising strategies, and business development are instrumental in shaping Revival Tea Company's long-term vision and strategy.

SHIFT TO CO-MANUFACTURING FOR SCALE

During this time, purchase orders the size of a month's revenue started coming in due to distributor and grocery partnerships and Revival Tea quickly started to outgrow its manufacturing. This is when James Mackness stepped in and was able to help start the shift to co-packing across the state at his location in Anacortes, WA. He helped streamline operations, lower the cost per unit, and also remove costly overhead. James has done all of this while maintaining our blends and improving quality. Additionally, our now famous liquid chai concentrate production is being transitioned to a powdered Chai that will be more accessible to retail and wholesale customers coast to coast, and much more viable through our e-commerce channels.

While offloading manufacturing was a big milestone for us, there will no longer be a need for a space as large as the current headquarters. This has pushed Revival Tea Company to transition to a 3PL to offload shipping as well. The elimination of the large overhead and labor will allow for us to be lean and focus on retail expansion moving forward. For the first time in 3 years, we are projected to enter profitability by Fall of 2024.

In 6 short years, we became the fastest growing tea company in the U.S. Our main focus moving forward is to build a profitable and sustainable business that can survive for generations to come.

REVIVAL FRANCHISE MODEL: 50 STORES IN 10 YEARS

There has been proven success with drive-thru models; with Starbucks and Dutch Bros as examples. This model also lowers the overhead, with a smaller footprint and less employees. With this in mind, Revival is scouting out warm weather markets where in-store retail and drive-thru combination locations will thrive featuring iced drinks.

In 2026 we plan to open our store-front/drive-thru retail landmark location, we will dial-in the KPIs (key performance indicators), and collect at least a year of data to ensure the model is working properly before franchising it out. We also plan to host interested franchisees at this location to see it in action and answer their questions or concerns.

Our overall goal is to open 50 stores in 10 years under our franchise model. Starting on the West Coast, through the central US, and ending on the East Coast where tea is highly embraced as a beverage of choice. We have already received interest from individuals to open their own Revival Tea franchised store in the U.S and beyond.

The franchise location would be purchasing Revival Tea specific products and unlike other franchise models, we are planning to offer hands-on support and make sure Corporate has its arms around each and every franchise location. This will ensure each is streamlined and consistent with our core mission.


REVIVAL TEA EXPANSION PLANS
3 CURRENT STORES
FIRST 3 CORPORATE LOCATIONS OPENED
SPOKANE WASHINGTON
COEUR D'ALENE IDAHO
POTENTIAL LOCATION FOR WARM MARKET RETAIL/DRIVE THRU
ARIZONA
NEVADA
50 FRANCHISED STORES PLANNED OVER 10 YEARS
FRANCHISE LOCATIONS (NOT ALL LISTED)
PHOENIX
AUSTIN
DENVER
SEATTLE
PORTLAND
BEND
BOISE
SAN FRANCISCO
LOS ANGELES
SAN DIEGO
SAN JOSE
SACRAMENTO
SALT LAKE
SANTA FE
LAS VEGAS
RENO
ALBUQUERQUE
CHICAGO
MILWUAKE
MINNEAPOLIS
INDIANAPOLIS
DETROIT
NASHVILLE
CHARLOTTE
NEW YORK
BOSTON
WASHINGTON DC
PHILADELPHIA
ORLANDO
MIAMI
COLUMBUS
CINCINNATI
ATLANTA
NEW ORLEANS
PITTSBURGH
ST. LOUIS
COLORADO SPRINGS


OUR FINANCIALS AND GROWTH IN ONLINE SALES

Other large undertakings in the last few months include: opening our Amazon Store, Google Ads, SEO, and email flow optimization. Each of these category expansions are led by industry experts and we are projecting all online channels to be a 7-figure revenue stream all on their own over the next 18 months. They have already proven their worth in our first months with them, as we have seen noticeable increases in revenue from these sources.


REVIVAL TEA REVENUE CHANNELS
BRICK AND MORTAR
ONLINE


WHOLESALE
FRANCHISEE MODEL

In the past, more than 65% of our growth has been from our brick and mortar stores, achieving more than $1.1M in annualized revenue and $1.36M in trailing twelve revenue. With our increased marketing efforts and building presence via our online marketplace (including Revival Tea website and Amazon) our revenue is on track to double again from 2023 to 2024.


GROWTH IN MOTION:
HOW YOUR CAPITAL WILL FUEL ON-GOING EXPANSION
REVIVAL TEA COMPANY

With the outsourcing of our manufacturing and fulfillment, we can focus all of our time, effort and energies into marketing and sales – leveraging the hard work we've done getting the company to this point. We are excited that every dollar of capital raised will be utilized for pure growth within our company. Some of these initiatives include:

- Opening a 4th retail store-front
- Building a drive-thru tea model
- Digital marketing to grow our online presence and drive revenue
- Expand inventory to keep up with growth

Although nothing is guaranteed, we are confident that we will continually double our sales year over year, and with your help, the fresh capital will be infused directly into growth and scale with our brand.


USE OF FUNDS TO REVIVE TEA
RETAIL EXPANSION / BRICK AND MORTAR EQUIPMENT
MARKETING - ONLINE/DTC
INVENTORY
WEFUNDER FEE
33%
35.1%
25%
6.9%
REVIVAL TEA COMPANY
BLUE TEA
REVIVAL TEA COMPANY
COCONUT CHAI

At its core, Revival Tea is more than just a brand—it's a movement. With a bold approach to flavor and quality. And with projected profitability on the horizon, there has never been a better time to invest in the future of tea.

MISSION STATEMENT


REVIVAL TEA MISSION STATEMENT
FROM OUR FOUNDER, DREW HENRY:
"WE BELIEVE TEA SHOULD BE BOLD AND EXCITING. THAT IS WHY WE PACK EACH WITH AS MUCH PURE FLAVOR GOODNESS AS POSSIBLE. YOU'RE NOT JUST A TEA DRINKER, YOU'RE A REVIVALIST. SOMEONE WHO HOLDS THEIR CUP TO A HIGHER STANDARD. BECAUSE OF YOU WE ARE CHANGING THE TEA WORLD FOREVER; FOR THE BETTER, AND TO THIS WE SAY..."
"WELCOME TO THE REVIVAL"
REVIVAL TEA COMPANY
EARL GREY
COCONUT CHAI

PERKS

$250	20% OFF ONLINE ORDERS (UP TO 5 ORDERS TOTAL)
$500	30% OFF ONLINE ORDERS (UP TO 5 ORDERS TOTAL)
$1,000	2 BAGS OF OUR BEST SELLING TEAS + 40% OFF ONLINE ORDERS
$2,500	5 BAG VARIETY PACK OF OUR BEST SELLING TEAS + 2 BRANDED REVIVAL TEA COFFEE MUGS
$5,000	10 BAG VARIETY PACK OF OUR BEST SELLING TEAS + 4 BRANDED REVIVAL TEA COFFEE MUGS
$10,000	20 BAG VARIETY PACK OF OUR BEST SELLING TEAS + 4 BRANDED REVIVAL TEA COFFEE MUGS + LIMITED EDITION EMBROIDERED BRANDED JACKET


$25,000
$10,000 LEVEL INCLUDED ± 1 INVITE FOR SPECIAL DINNER AND INVITE ONLY TASTING EVENT AT 1ST REVIVAL TEA LOCATION (TRAVEL AND LODGING NOT INCLUDED)
$50,000
$10,000 LEVEL INCLUDED ± 2 INVITES FOR SPECIAL DINNER AND INVITE ONLY TASTING EVENT AT 1ST REVIVAL TEA LOCATION (TRAVEL AND LODGING NOT INCLUDED)
$100,000
$10,000 LEVEL INCLUDED ± 5 INVITES FOR SPECIAL DINNER AND INVITE ONLY TASTING EVENT AT 1ST REVIVAL TEA LOCATION (TRAVEL AND LODGING NOT INCLUDED)


REVIVAL
TEA COMPANY
INVEST NOW
REVIVAL
TEA COMPANY